January 5, 2018

VIA ELECTRONIC TRANSMISSION (EDGAR)

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, DC 20549

Re:	Hospitality Investors Trust, Inc. Form 10-K for the year ended December 31, 2016 Filed March 31, 2017

File No. 000-55394

Form 8-K

Filed June 19, 2017

File No. 000-55394

Dear Ms. Monick:

I am in receipt of the Division of Corporation Finance’s comment letter dated December 22, 2017 with respect to the above filings. Set forth below are Hospitality Investors Trust, Inc.’s (the “Company”) responses to your comments. For ease of reference, I have reproduced each comment before the Company’s response.

However, before turning to the detailed comments and responses, I would like to highlight the following information for you some of which is included in the Company’s Current Report on Form 8-K filed on June 19, 2017 (the “Company’s June 19 Form 8-K”).

The Company’s determination of 2017 NAV was performed in accordance with FINRA Rule 2310(b)(5) which requires non-traded real estate investment trusts to produce a per share estimated value that is:

•	based on valuations of assets and liabilities of the non-traded REIT, performed at least annually, by or with the material assistance or confirmation of a third-party valuation expert or service;
•	derived from a methodology that conforms to standard industry practice; and
•	accompanied by a written opinion or report by the issuer, delivered at least annually, that explains:
o	the scope of the review;

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o	the methodology used to develop the valuation or valuations; and
o	the basis for the value or values reported.

In connection with the 2017 NAV calculation, the Company engaged a nationally recognized independent third-party advisor to perform appraisals of the Company’s 141 hotels and to provide a valuation range of each hotel. The nationally recognized valuation firm has extensive experience estimating the fair value of commercial real estate. The method used by the nationally recognized valuation firm to appraise the Company’s hotels is in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01 titled “Valuations of Publicly Registered Non-Listed REITs,” issued April 29, 2013 (the “IPA Guidelines”). The nationally recognized valuation firm prepared the valuation of the Company’s hotels in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice.

The IPA Guidelines recommend that net asset value be determined in a manner consistent with the definition of fair value under generally accepted accounting principles, mainly Accounting Standards Codification 820 – Fair Value Measurement (“ASC 820”). Accordingly, the Company determined the 2017 NAV in accordance with ASC 820.

All estimates and assumptions included in the 2017 NAV calculation were determined in consultation with the nationally recognized independent valuation firm.

Form 8-K filed June 19, 2017

General

1.	Please provide a more detailed explanation of how your brand-mandated property improvement plans (“PIPs”) have been factored into your NAV calculation. Your response should include a discussion of the significant adjustments that were made to your valuation methodology in order to account for the future PIP costs and the impact of taking guest rooms out of service and the rationale behind those adjustments. Additionally, please expand your disclosure in future filings, as necessary, to provide more clarity on how the PIPs have affected your NAV calculation.

Response:

As disclosed in the Company’s June 19 Form 8-K, 134 of the Company’s 141 hotels owned as of March 31, 2017 were valued by the nationally recognized independent valuation firm using an income capitalization approach, specifically the discounted cash flow method. Under this approach, the net cash flows for each hotel were estimated over a ten-year hold period commencing on the valuation date, after which the hotel was estimated to be sold. The annual net cash flows and proceeds from sale were discounted back to the valuation date to arrive at an estimate of fair value in accordance with ASC 820. The other seven hotels for which there was irregular or poor historic performance were valued by the nationally recognized independent valuation firm based on a sales comparison approach which estimates value based on what other purchasers and sellers in the market have agreed to for comparable properties.

We intend to utilize hotel excess cash flows to fund PIP work, and taking guest rooms out of service is expected to adversely impact hotel performance while PIP work is ongoing (normally a three- to four- month period). Therefore, in estimating net cash flows over the ten-year hold period for each hotel, the estimated cost of the PIP work for each hotel was deducted from the hotel’s net operating income in the year or years the PIP work is expected to be performed, and the estimated adverse impact to net operating income of taking guest rooms out of service was factored into the annual estimates of the net cash flows for the hotel. In addition, consistent with ASC 820, we utilized observable market participant assumptions and historical experience in determining an increase in revenue growth rates for a period of time ranging from one to three years after PIP work is completed. As mentioned earlier, the foregoing estimates were determined in consultation with the nationally recognized independent valuation firm.

To the extent applicable for future filings, we will expand our disclosure to provide more clarity on how the PIPs have affected the NAV calculation.

2.	You disclose that different estimates and assumptions were used with respect to projections of future revenues and expenses. Please tell us what caused these projections to change. To the extent such projections change in the future, please revise your NAV disclosure to address the cause of the changes.

Response:

As mentioned earlier, the projections of future revenues and expenses were determined in consultation with the nationally recognized independent valuation firm.

Shortly prior to the 2017 NAV valuation date, the Company negotiated modifications with the brands with respect to certain of its future PIP obligations, and, on the 2017 NAV valuation date, the Company closed on a $400 million capital commitment from an affiliate of a real estate private equity fund managed by affiliates of Brookfield Asset Management Inc. (the “Brookfield Investor”), $135 million of which was funded on that date. These arrangements were highly beneficial to the Company by, among other things, providing the time and liquidity to complete the hotel renovations, which would maximize property performance and enhance asset values and best position the Company’s portfolio in a highly competitive sub-sector of the hospitality business. Additionally, the Company’s capital requirements and financing needs were addressed, and the capital infusion by the Brookfield Investor advances our long-term plan for a potential listing or sale.

However, because these arrangements also provided greater certainty as to the timing, scope and cost of the PIP work, they caused an increase to the estimated cost of the PIP work used to estimate the net cash flows for the hotels and the impact of taking guest rooms out of service for the 2017 NAV calculation, as compared to the 2016 NAV calculation.

The changes to the projections also reflect reduced profitability driven by lower revenue growth rates. The revenue growth projections were determined using market participant assumptions (in accordance with ASC 820) as of the valuation date.

To the extent there are material changes to projections of future revenues and expenses in the future, we will disclose the cause of the changes.

3.	It appears that your NAV calculation was impacted by an increase in discount rates. Please tell us what caused your discount rates to increase. To the extent your discount rates change in the future, please revise your NAV disclosure to address the cause of the changes.

Response:

As mentioned earlier, the discount rate estimates were determined in consultation with the nationally recognized independent valuation firm and reflect an assessment of market conditions and a corresponding increase in capitalization rates and applicable interest rates for similar real estate and hospitality related transactions. These estimates were determined using market participant assumptions (in accordance with ASC 820) as of the valuation date.

To the extent there are material changes to discount rates in the future, we will disclose the cause of the changes.

4.	In future periodic filings, please include a sensitivity analysis for your capitalization rates.

Response:

In future filings, we will include a sensitivity table for terminal capitalization rates, in substantially the following format.

Range of Value

		Low		Midpoint		High
Estimated Per-Share NAV	$	xx	$	xx	$	xx
Terminal Capitalization Rate(1)		xx%		xx%		xx%

(1) This analysis shows the effect of varying the weighted average terminal capitalization rate used in the income capitalization approach with all other assumptions, including the discount rate and sales comparables, remaining constant.

* * * *

Please do not hesitate to contact me at (571) 529-6111 if you have any questions.

Sincerely,

/s/ Edward T. Hoganson

Edward T. Hoganson

cc:	Eric McPhee

Steven L. Lichtenfeld, Proskauer Rose LLP

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